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James B. Parsons*                                                                                        e-mail firm-info@parsonslaw.biz                                                                      *Also admitted in Oregon and

jparsons@parsonslaw.biz                                                                                                                                                                                                             the Northern Mariana Islands

August 23, 2005

Ms. Mary K. Fraser

Mr. Jeffrey P. Riedler

Division of Corporation Finance

Securities and Exchange Commission

Washington D.C. 20548

Mail Stop 0309

Re: Celtic Cross Ltd.

Amendment No. 1 to Form SB-2 Registration Statement

SEC file No. 333-123774

Dear Ms. Fraser and Mr. Riedler:

This letter is in response to your comment letter dated July 14, 2005, with regard to the Form SB-2 filing of Celtic Cross Ltd.., a Nevada corporation ("Celtic Cross" or the "Company"). Each comment point in your letter will be cross-referenced with point(s) in the Form SB-2A filed on August 23, 2005.

General

  We have reviewed the redlined document provided to ensure that all charges are marked.

  We reiterate our position regarding the use of Form SB-2 instead of Form S-11. Form S-11 is for use with companies that invest in real estate. While Celtic Cross owns a 'timeshare,' that ownership is, in fact, a contract with a timeshare company. That contract provides that the owner is entitled to points, and the points can be converted to a stay in a real estate project owned by the timeshare company. Celtic Cross has no ownership interest in any particular real estate project. They simply have a contract with a real estate company. In addition, and as previously mentioned, the ownership of the contract is incidental to the business plan of the Company

Table of Content Page

  Paragraph which immediately followed the Table of Contents has been deleted.

  The disclosure has been revised to include a definition of a unit of timeshare, as well as further details as to how those units were obtained and how they function.

  Additional disclosures have been made as to the business plan of the Company, including potential sources of revenue.

Risk Factors
  Risk factor headings have been revised and expanded.

Celtic Cross is a Penny Stock - page 5
  This disclosure has been revised to include more detail on broker/dealer's obligations and penny stock consequences.

Going Concern Considerations - page 9
  This disclosure has been revised.

Description of Business - page 18

  Description of Business section has been expanded.

  Description of Business section has been expanded to include the Company's responsibilities with regard to those units.

  Documents have been included herewith.

Description of Property - page 20
  This section has been expanded to include details about all of the Company's holdings.

Executive Compensation - page 23
  Notes to the financial statements have been expanded to include information regarding the Company's office space.

Notes to Financial Statements - page 31

3. Long-term Liabilities, pages 33
  Please see the attached letter, dated May 13, 2005, from Child, Sullivan & Company, with attachment.

6. Going Concern Considerations, page 34
  Additional disclosures have been added to this Note.

Signatures - page 40
  Chief Financial Officer and Controller signatures have been added.

Exhibits

  Documents pertaining to the purchase and financing of the timeshare contracts have been added as Exhibit 10.2

  A revised legal opinion has been included.

We appreciate the opportunity to address these issues, and please contact me with any further questions or comments. If there are no further comments, the Company would request an accelerated effective date.

Very truly yours,

PARSONS LAW FIRM

/s/ James B. Parsons

JAMES B. PARSONS

JBP:aqs